RESULTS OF ANNUAL SHAREHOLDER VOTE

      An Annual Meeting of Shareholders of the COMPANY was held at the Sheraton Detroit Novi, 21111 Haggerty Road, Novi, Michigan, on August 5, 2011 for the following purposes:

      1. To elect five Directors to hold office until the next Annual Meeting of Shareholders or until their successors have been elected and qualified.

	      Directors Elected at Meeting  Votes For
            ----------------------------    ----------
            Joseph A. Ahern		      24,382,919
	    Susan Burns 		      24,302,692
	    Robert J. Cappelli	              24,372,389
	    Janice Loichle	              24,323,275
	    Thomas L. Saeli	              24,390,728

      2.  To ratify the selection of Cohen Fund Audit Services,
Ltd. as independent accountants of the COMPANY for the fiscal year ending December 31, 2011.

Votes For:                24,280,959
Votes Against:                58,649
Votes to Abstain:            405,986